LaSalle Global Trust Services

540 W. Madison Street, Suite 1800
Chicago, IL 60661
USA

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Nov-09
Payment Date:	25-Nov-09
Prior Payment:	26-Oct-09
Next Payment:	28-Dec-09
Record Date:	24-Nov-09

Administrator:

Chris Nuxoll 312.904.1023
christopher.nuxoll@bankofamerica.com

Reporting Package Table of Contents

Issue Id:	SAT31CBT
Monthly Data File Name:	SAT31CBT_200911_3.ZIP

	Page(s)
Statements to Certificateholders	Page 2
Cash Reconciliation Summary	Page 3
Bond Interest Reconciliation	Page 4
Other Related Information	Page 5-6
Other Related Information	Page 7
Other Related Information	Page 8
Rating Information	Page 9
Realized Loss Detail	Page 10

Closing Date:	25-Sep-03
First Payment Date:	27-Oct-03
Rated Final Payment: Date:	25-Jul-13

Parties to The Transaction

Depositor: MS Structured Asset Corp
Underwriter: Morgan Stanley & Co. Incorporated
Rating Agency: Moody's Investors Service, Inc./Standard & Poor's, Inc.

Information is available for this issue from the following sources

LaSalle Global Trust Services Web Site — www.etrustee.net

LaSalle Global Trust Services Factor Line — 800.246.5761

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Nov-09
Payment Date:	25-Nov-09
Prior Payment:	26-Oct-09
Next Payment:	28-Dec-09
Record Date:	24-Nov-09

WAC: 3.900000%

Grantor Trust

Class CUSIP	Original Face Value (1)	Opening Balance Factor per $ 1000	Principal Payment Factor per $ 1000	Principal Adj. or Loss Factor per $ 1000	Negative Amortization Factor per $ 1000	Closing Balance Factor per $ 1000	Interest Payment (2) Factor per $ 1000	Interest Adjustment Factor per $ 1000	Pass-Through Rate Next Rate(3)
Units 12496DAA5	25,000,000.00	24,000,000.00 960.000000000	0.00 0.000000000	0.00 0.000000000	0.00 0.000000000	24,000,000.00 960.000000000	104,649.17 4.185966800	0.00 0.000000000	5.2324583330% 5.2324583300%
Total	25,000,000.00	24,000,000.00	0.00	0.00	0.00	24,000,000.00	104,649.17	0.00	

Total P&I Payment	104,649.17

*Notes: (1) N denotes notional balance not included in total (2) Accrued Interest Plus/Minus Interest Adjustment Minus Deferred Interest equals Interest Payment (3) Estimated.   * Denotes Controlling Class*

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Nov-09
Payment Date:	25-Nov-09
Prior Payment:	26-Oct-09
Next Payment:	28-Dec-09
Record Date:	24-Nov-09

Cash Reconciliation Summary

Interest Summary

Current Scheduled Interest	104,649.17
Less Deferred Interest	0.00
Less PPIS Reducing Scheduled Int	0.00
Plus Gross Advance Interest	0.00
Less ASER Interest Adv Reduction	0.00
Interest Not Advanced (Current Period)	0.00
Less Other Adjustment	0.00
Total	104,649.17
Unscheduled Interest:	
Prepayment Penalties	0.00
Yield Maintenance Penalties	0.00
Other Interest Proceeds	1,260.00
Total	1,260.00
Less Fee Paid To Servicer	0.00
Less Fee Strips Paid by Servicer	0.00
Less Fees & Expenses Paid By/To Servicer	
Special Servicing Fees	0.00
Workout Fees	0.00
Liquidation Fees	0.00
Interest Due Serv on Advances	0.00
Recoup of Prior Advances	0.00
Misc. Fees & Expenses	0.00
	0.00
Total Unscheduled Fees & Expenses	0.00
Total Interest Due Trust	105,909.17
Less Fees & Expenses Paid By/To Trust	
Trustee Fee	(1,260.00)
Fee Strips	0.00
Misc. Fees	0.00
Interest Reserve Withholding	0.00
Plus Interest Reserve Deposit	0.00
Total	(1,260.00)
Total Interest Due Certs	104,649.17

Principal Summary

Scheduled Principal:	
Current Scheduled Principal	0.00
Advanced Scheduled Principal	0.00
Scheduled Principal	0.00
Unscheduled Principal:	
Curtailments	0.00
Prepayments in Full	0.00
Liquidation Proceeds	0.00
Repurchase Proceeds	0.00
Other Principal Proceeds	0.00
Total Unscheduled Principal	0.00
Remittance Principal	0.00
Remittance P&I Due Trust	105,909.17
Remittance P&I Due Certs	104,649.17

Pool Balance Summary

	Balance	Count
Beginning Pool	24,000,000.00	24
Scheduled Principal	0.00	0
Unscheduled Principal	0.00	0
Deferred Interest	0.00	
Liquidations	0.00	0
Repurchases	0.00	0
Ending Pool	24,000,000.00	24

Servicing Fee Summary

Current Servicing Fees	0.00
Plus Fees Advanced for PPIS	0.00
Less Reduction for PPIS	0.00
Plus Delinquent Servicing Fees	0.00
Total Servicing Fees	0.00

PPIS Summary

Gross PPIS	0.00
Reduced by PPIE	0.00
Reduced by Shortfalls in Fees	0.00
Reduced by Other Amounts	0.00
PPIS Reducing Scheduled Interest	0.00
PPIS Reducing Servicing Fee	0.00
PPIS Due Certificate	0.00

Advance Summary (Advance Made by Servicer)

	Principal	Interest
Prior Outstanding	0.00	0.00
Plus Current Period	0.00	0.00
Less Recovered	0.00	0.00
Less Non Recovered	0.00	0.00
Ending Outstanding	0.00	0.00

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Bond Interest Reconciliation

Class	Accrual Method	Days	Pass Thru Rate	Accrued Certificate Interest	Deductions Allocable PPIS	Deductions Deferred & Accretion Interest	Deductions Interest Loss/Exp	Additions Prior Int. Short-falls Due	Additions Int Accrual on Prior Shortfall (3)	Additions Prepay-ment Penalties	Additions Other Interest Proceeds (1)	Distributable Certificate Interest (2)	Interest Payment Amount	Current Period (Shortfall)/ Recovery	Remaining Outstanding Interest Shortfalls	Credit Support Original	Credit Support Current(4)
Units	30/360	30	5.2324583330%	104,649.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	104,649.17	104,649.17	0.00	0.00	NA	NA
				104,649.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	104,649.17	104,649.17	0.00	0.00		

(1) Other Interest Proceeds are additional interest amounts specifically allocated to the bond(s) and used in determining the bonds Distributable Interest.
(2) Accrued - Deductions + Additions Interest
(3) Includes interest accrued on outstanding Interest Shortfalls and/or Loss Allocations. Where applicable.
(4) Determined as follows: (A) the ending balance of all the classes less (B) the sum of (i) the ending balance of the class and (ii) the ending balance of all classes which are not subordinate to the class divided by (A).

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Nov-09
Payment Date:	25-Nov-09
Prior Payment:	26-Oct-09
Next Payment:	28-Dec-09
Record Date:	24-Nov-09

Other Related Information

Underlying Issuer and Underlying Security	Interest Rate	Principal Amount Underlying Securit	Interest Payment Dates	Payment to the Trust
Wal-Mart Stores; Inc. 4.55% Notes due 2013	4.550%	1,000,000.00	Nov 1 2009 / May 1 2010	22,750.00
Bank of America Corporation 4.875% Senior Notes due 2013	4.875%	1,000,000.00	Jan 15 2010 / Jul 15 2010	0.00
Bank One Corporation 5.25% Subordinated Notes due 2013	5.250%	1,000,000.00	Jan 30 2010 / Jul 30 2010	0.00
BB&T Corporation 4.75% Subordinated Notes due 2012	4.750%	1,000,000.00	Apr 1 2010 / Oct 1 2010	0.00
Boeing Capital Corporation 5.80% Senior Notes due 2013	5.800%	1,000,000.00	Jan 15 2010 / Jul 15 2010	0.00
Campbell Soup Company 5.00% Notes dues 2012	5.000%	1,000,000.00	Dec 3 2009 / Jun 3 2010	0.00
Citigroup Inc. 5.625% Subordinated Notes dues 2012	5.625%	1,000,000.00	Feb 27 2010 / Aug 27 2010	0.00
ConocoPhillips 4.75% Notes due 2012	4.750%	1,000,000.00	Apr 15 2010 / Oct 15 2010	0.00
Consolidated Edison Company of New York; Inc. 5.625% Debentures; Series 2	5.625%	1,000,000.00	Jan 1 2010 / Jul 1 2010	0.00
Credit Suisse First Boston (USA); Inc. 6.50% Notes due January 15; 2012	6.500%	1,000,000.00	Jan 15 2010 / Jul 15 2010	0.00
Dominion Resources; Inc. 2002 Series C 5.70% Senior Notes due 2012	5.700%	1,000,000.00	Mar 17 2010 / Sep 17 2010	0.00
The Dow Chemical Company 6% Notes due 2012	6.000%	1,000,000.00	Apr 1 2010 / Oct 1 2010	0.00
Duke Energy Corporation 5.625% Senior Notes due 2012	5.625%	1,000,000.00	Nov 30 2009 / May 30 2010	0.00
Ford Motor Credit Company 7.250% GlobLs due October 25; 2011	7.250%	1,000,000.00	Apr 25 2010 / Oct 25 2010	36,250.00
General Electric Company 5% Notes due 2013	5.000%	1,000,000.00	Feb 1 2010 / Aug 1 2010	0.00
General Motors Acceptance Corporation 6.875% Notes due August 28; 2012	6.875%	1,000,000.00	Feb 28 2010 / Aug 28 2010	0.00
The Goldman Sachs Group; Inc. 4.750% Notes due 2013	4.750%	1,000,000.00	Jan 15 2010 / Jul 15 2010	0.00
John Deere Capital Corporation 5.10% Global Debentures due January 15; 20	5.100%	1,000,000.00	Jan 15 2010 / Jul 15 2010	0.00
Johnson & Johnson 3.80% Debentures due May 15; 2013	3.800%	1,000,000.00	Nov 15 2009 / May 15 2010	19,000.00
Limited Brands; Inc. 6.125% Notes due December 1; 2012	6.125%	1,000,000.00	Dec 1 2009 / Jun 1 2010	0.00
Marsh and McLennan Companies; Inc. 4.850% Senior Notes due 2013	4.850%	1,000,000.00	Feb 15 2010 / Aug 15 2010	0.00
Merck & Co.; Inc. 4.375% Notes due 2013	4.375%	1,000,000.00	Feb 15 2010 / Aug 15 2010	0.00

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Nov-09
Payment Date:	25-Nov-09
Prior Payment:	26-Oct-09
Next Payment:	28-Dec-09
Record Date:	24-Nov-09

Other Related Information

Underlying Issuer and Underlying Security	Interest Rate	Principal Amount Underlying Securit	Interest Payment Dates	Payment to the Trust
SBC Communications Inc. 5.875% Global Notes due August 15; 2012	5.875%	1,000,000.00	Feb 15 2010 / Aug 15 2010	0.00
Verizon Virginia Inc. 4.625% Debentures; Series A; due 2013	4.625%	1,000,000.00	Mar 15 2010 / Sep 15 2010	0.00

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Nov-09
Payment Date:	25-Nov-09
Prior Payment:	26-Oct-09
Next Payment:	28-Dec-09
Record Date:	24-Nov-09

Other Related Information

Swap Information

Swap Receipents	Swap Amount Received	Next Swap Rate
CBT Series 2003-1 Units Trust	105,909.17	5.295%

LaSalle Global Trust Services

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Nov-09
Payment Date:	25-Nov-09
Prior Payment:	26-Oct-09
Next Payment:	28-Dec-09
Record Date:	24-Nov-09

Other Related Information

The underlying security issuer or guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The underlying security issuer or guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date:	25-Nov-09
Payment Date:	25-Nov-09
Prior Payment:	26-Oct-09
Next Payment:	28-Dec-09
Record Date:	24-Nov-09

Rating Information

Class	CUSIP	Original Ratings			Rating Change/Change Date(1)		
		Fitch	Moody's	S&P	Fitch	Moody's	S&P
Units	12496DAA5	NR	A3	A-		Ba2 1/9/09	BB- 4/21/09

NR - Designates that the class was not rated by the rating agency.

(1) Changed ratings provided on this report are based on information provided by the applicable rating agency via electronic transmission. It shall be understood that this transmission will generally have been provided to LaSalle within 30 days of the payment date listed on this statement. Because ratings may have changed during the 30 day window, or may not be being provided by the rating agency in an electronic format and therefore not being updated on this report, LaSalle recommends that investors obtain current rating information directly from the rating agency.

Structured Asset Trust Unit Repackagings (SATURNS)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust

Statement Date: 25-Nov-09
Payment Date: 25-Nov-09
Prior Payment: 26-Oct-09
Next Payment: 28-Dec-09
Record Date: 24-Nov-09

Realized Loss Detail

Period	Disclosure Control #	Appraisal Date	Appraisal Value	Beginning Scheduled Balance	Gross Proceeds	Gross Proceeds as a % of Sched. Balance	Aggregate Liquidation Expenses *	Net Liquidation Proceeds	Net Proceeds as a % of Sched. Balance	Realized Loss

Current Total	
Cumulative	

* Aggregate liquidation expenses also include outstanding P&I advances and unpaid servicing fees, unpaid trustee fees, etc..